Exhibit 99.1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SECOND AMENDMENT TO THE AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement dated as of February 16, 2018, as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement dated as of September 12, 2018, (the “Agreement”) of Brookfield Infrastructure Partners L.P. (the “Partnership”) is made as of the 27th day of February, 2020 by the undersigned.  Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 14.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the General Partner (pursuant to its powers of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes, as provided for in Section 14.1.12, including a change that, as determined by the General Partner in its discretion, does not adversely affect the Limited Partners considered as a whole (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.                                      Amendments to Article 1

Section 1.1 is hereby amended by adding the following definitions:

1.1.49.1                                                    “Managing General Partner Units” has the meaning assigned to such term in the Infrastructure Partnership Agreement;

1.1.71.1                                                    “Special Income Allocation Amount” has the meaning assigned to such term in Section 4.1.3;

2.                                      Amendments to Article 4

Section 4.1 is hereby amended by adding the following provision after Section 4.1.2:

4.1.3                     Notwithstanding Section 4.1.2, if Sections 4.1.3.1, 4.1.3.2, 4.1.3.3 and 4.1.3.4 are all true in a given fiscal year of the Partnership, the Income for Canadian Tax Purposes will be allocated in the manner described below.

4.1.3.1           The Partnership or an Affiliate of the Partnership acquires, buys, buys back or otherwise purchases Equity Units in connection with an offer or program by the Partnership or the Affiliate to acquire, buy, buy back, or otherwise purchase Equity Units (other than by way of a normal course issuer bid or other open market purchase);

4.1.3.2           The money or property that is used by the Partnership or the Affiliate to acquire, buy, buy back or otherwise purchase Equity Units is derived exclusively in whole or in part, directly or indirectly, from money or property that is received by the Partnership from the Infrastructure Partnership as consideration for the purchase for cancellation by the Infrastructure Partnership of Managing General Partner Units owned by the Partnership;

4.1.3.3           The Partnership has Income for Canadian Tax Purposes (in other words, the Partnership does not have a Loss for Canadian Tax Purposes); and

4.1.3.4           The Income for Canadian Tax Purposes includes positive amounts each of which is an amount that is derived from (A) capital gains (for Canadian Tax Purposes) realized by the Partnership by reason of the purchase for cancellation by the Infrastructure Partnership of Managing General Partner Units owned by the Partnership or (B) the allocation of Income for Canadian Tax Purposes (as defined in the Infrastructure Partnership Agreement) of the Infrastructure Partnership to the Partnership in accordance with Section 4.8.4 of the Infrastructure Partnership Agreement in connection with transactions that provide money or property to the Infrastructure Partnership that is used exclusively in whole or in part by the Infrastructure Partnership to purchase for cancellation Managing General Partner Units owned by the Partnership.

The lesser of (1) the amount of Income for Canadian Tax Purposes and (2) the aggregate of the positive amounts included in Income for Canadian Tax Purposes described in 4.1.3.4 will be allocated exclusively and specially (the “Special Income Allocation Amount”) only to the Limited Partners whose Equity Units are acquired, bought, bought back or otherwise purchased by the Partnership or the Affiliate, on the basis that each such Limited Partner shall be allocated the proportion of the Special Income Allocation Amount that the number of Equity Units acquired by the Partnership or the Affiliate from the Limited Partner is of the total number of Equity Units acquired from all such Limited Partners. The balance (if any) of the Income for Canadian Tax Purposes (being the amount remaining after subtracting the Special Income Allocation Amount from the Income for Canadian Tax Purposes) will be allocated to all Partners in accordance with Section 4.1.2.

For greater certainty: (a) the money or property received by a Limited Partner whose Equity Units are acquired, bought, bought back or otherwise purchased by the Partnership or the Affiliate shall not be considered to be a “distribution” for the purposes of Section 4.1.2; (b) the allocation of income described in this Section 4.1.3 shall not apply to an Affiliate that has acquired Equity Units from Limited Partners pursuant to an offer or program described in Section 4.1.3.1 and such Equity Units are subsequently acquired, bought back or otherwise purchased for cancellation by the Partnership; and (c) the money or property received by the Affiliate on such a subsequent acquisition by the Partnership of the Equity Units acquired by the Affiliate from Limited Partners pursuant to an offer or program described in Section 4.1.3.1 shall not be considered to be a “distribution” for the purposes of Section 4.1.2.

3.                                      Amendment to Article 12

Section 12.3 is hereby deleted in its entirety and replaced with the following:

12.3                        Withdrawal of Limited Partners

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Units becomes a Record Holder, such transferring Limited Partner shall, subject to Section 4.1.2 and 4.1.3, cease to be a Limited Partner with respect to the Units so transferred.

4.                                      Effective Date

This Amendment shall be effective upon the date first written above.

5.                                      Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

6.                                      General

(a)                                 Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)                                 This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first above written.

GENERAL PARTNER: BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary